Stoneridge West
41000 Woodward Avenue
Bloomfield Hills, Michigan 48304
T: 248 258 1616 F: 248 258 1439
butzel.com

September 12, 2008

VIA EDGAR AND FACSIMILE

Mr. James Peklenk
Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
Washington, D.C. 20549
Facsimile No: (202) 772-9217

Re:	Morlex, Inc.
Form 10-KSB for the Year ended December 31, 2007
File No. 000-30144

Dear Mr. Peklenk:

This letter is submitted on behalf of Morlex, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (“Staff”) of the United States Securities and Exchange Commission (“Commission”) with respect to the Company’s above-referenced filing as set forth in your letter to the Company dated July 22, 2008 (“Comment Letter”).

The Company’s management has reviewed your comments and has prepared the following response. In doing so, the Company’s management acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

September 12, 2008

For the convenience of the Staff, we have reproduced the Staff’s comments from the Comment Letter in italics. The Company’s responses immediately follow each reproduced comment.

Staff Comment

It does not appear that your management has performed its assessment of internal control over financial reporting as of December 31, 2007. Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management’s assessment of internal control over financial reporting. If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management’s report on internal control over financial reporting.

Response to Staff Comment

The Company has taken note of this Comment from the Staff, and will revise its disclosure accordingly in an amendment (the “Amendment”) to its annual report on Form 10-K for the fiscal year ended December 31, 2007 (“2007 Form 10-K”).

Staff Comment

In addition, please consider whether management’s failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate.

Response to Staff Comment

The Company has taken note of this Comment from the Staff, and intends to address it in the Amendment.

Staff Comment

Finally, we note that you filed your Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation SB. Please revise these certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation SB.

Response to Staff Comment

The Company has taken note of this Comment from the Staff, and will revise its disclosure accordingly in the Amendment.

September 12, 2008

In response to informal discussions that the Company’s legal counsel has had with the Staff, we advise the Staff that the Company intends to file the Amendment by September 19, 2008, but, in any case, will file it as quickly as practicable and in any event no later than September 30, 2008.

Should you have any questions regarding the above or require additional information, please do not hesitate to contact the undersigned at 248.593.3023.

Sincerely,

/s/ Jennifer E. Pasco

Jennifer E. Pasco